August 21, 2012

RE: Cash offer for your illiquid Healthcare Trust of America Class B Shares.

Dear Fellow Shareholder,

You may know that Healthcare Trust of America has listed ¼ of your shares on June 6, 2012 (the Class A shares) but you still do not have liquidity for the remaining 75% of your investment!  For complete liquidity, you will have to wait until December 2013. Alternatively, pursuant to this offer, CMG will pay you $7.00 per Class B-1 Share, $6.50 per Class B-2 Share, or $6.00 per Class B-3 Share. You can reinvest your proceeds how you choose, of course. Take notice: offer expires on September 28, 2012, and we are only accepting 200,000 shares of each Class.

HTA’s share redemption program is terminated.  HTA’s Class B Shares are not listed on any exchange (only its Class A Shares are), so if you want or need your cash, this offer provides you with an opportunity to cash out without having to wait 6, 12, or 18 months after the listing of the Class A Shares, when the Class B-1, B-2, and B-3 Shares, respectively, will convert into Class A shares. You may also be able to sell your shares now in auctions, possibly at higher prices.  However, auction trades are reduced by steep commissions and various fees, often amounting to 10% or more of the transaction amount, and take 3 months on average to complete in our experience.  By contrast, because our price is not reduced by any commissions or fees, the proceeds you would receive from our offer could exceed the net proceeds of an auction trade, even if the auction trade was completed at a higher price.  CMG will submit properly completed tenders to the REIT’s transfer agent upon the expiration of the offer.  Typically, transfers are then normally completed in about 3 weeks. (Shares owned in an IRA account can take longer as additional signatures are typically required).  If you accept our offer, you can lock in your price now, and eliminate your exposure to the risks of this investment.

If you wish to accept our cash offer, complete the Agreement of Assignment and Transfer per the instructions provided and return it to CMG. Please also include a copy of your most recent statement from HTA (or from your broker if the shares are now held by and reflected in a brokerage account).  While we do not require your HTA statement, our receipt of it will serve to expedite the transfer process, and our ability to confirm the transfer and issue your check. We will mail your check within 3 business days of our receipt of written confirmation that your transfer is completed from HTA’s transfer agent.  There are no financing contingencies associated with this offer. Please carefully read the Offer at our website (www.cmginvestments.com/hta.pdf), at the SEC’s EDGAR website, or obtain a free copy by calling us.  Please also carefully read the Agreement of Assignment and Transfer. If you have any questions, please call us at (425) 376-0693.

Very Truly Yours,

CMG Partners, LLC

P.S.  You must fill out and mail in the Agreement of Assignment and Transfer by September 28, 2012 if you wish to take advantage of this offer.

There is limited trading of Class B shares of HTA in the auction market.  Two independent publications, the Direct Investment Spectrum and the Stanger Report reported sales of Shares before the split into Class A and B shares on secondary markets at $5.55-$8.25 during the Winter 2012 and sales of Shares on secondary markets at $5.55-7.85 per Unit in Jan/Feb 2012, respectively.  However, auction trades can be burdensome and typically involve substantial fees and commissions. The REIT’s Class A shares are trading on the New York Stock Exchange, and have traded from $9.08-$10.05 since being listed on June 6, 2012, and closed at $9.27 on August 2, 2012.  The Class B Shares will convert to Class A shares over the 18 months after the listing of the Class A shares.

Should you choose to accept our offer, simply complete, sign and return the Agreement of Assignment and Transfer enclosed and have all signatures Medallion Signature Guaranteed.   Medallion Signature Guarantees can be obtained at most banks and brokerage firms at no cost.  You will receive your check promptly following our receipt of written confirmation from the Company’s transfer agent that the transfer has occurred.  Typically, we will receive confirmation (and process your payment) within 3 weeks of the expiration date, but this can take longer in certain cases, such as shares held within an IRA account, or other circumstances outside our control.  In order to expedite the transfer & confirmation process, it is helpful to also provide us with a copy of your most recent statement from HTA.

The Purchasers are not affiliated with HTA or its management, and is seeking to acquire Shares for investment purposes only. CMG may choose to resell some or all of the Shares it receives in this Offer to another party.  This offer is limited to our purchasing an aggregate of 200,000 Shares of each Class B-1, B-2, and B-3, or 0.35% of the total shares outstanding of each Class, and will expire at 5:00 P.M. PST on September 28, 2012.

Shortly, you should receive a letter from HTA regarding our offer, which you may wish to receive and consider prior to making a decision about selling your shares.  More information about the company is available from HTA or on the SEC’s EDGAR website.   CMG retains the right to amend this offer at any time, and it is subject to the terms of the Offer. As with any transaction involving your investment, there are risks associated with accepting our offer, including the following:

•           Our offer price was determined by applying a discount to HTA’s Class A trading price.  We believe that the company’s Class B shares will ultimately be worth more than our offer price when they convert to Class A shares, and therefore, our offer may not represent a fair assessment of the shares’ potential value in the long-term.

•           Should you accept our offer, any and all dividends paid or payable to you by the company on or after September 30, 2012, will belong to CMG. To the extent you receive and retain dividends after that date, the same amount would be deducted from your sale proceeds.  If you participate in the dividend reinvestment program, then any Shares purchased after the date of this Offer will be sold to us if you indicate that you wish to sell “All” your Shares.